
02006537



U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-50381**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) **AND ENDING** December 31, 2001 (MM/DD/YY)

Name of Broker-Dealer:
Key Global Advisors Ltd.

Official Use Only

Firm ID No.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

30 Federal Street
(No. and Street)

Boston	Massachusetts	02110
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Carl R. Vercollone — (617) 654-2707
(Area Code—Telephone Number)

ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name—if individual, state last, first, middle name)

Ernst & Young LLP

1300 Huntington Building 925 Euclid Avenue	Cleveland	Ohio	44115
(Address) Number and Street	**City**	**State**	**(Zip Code)**

Check One:
✓ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, M*indy Berman*, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ***Key Global Advisors Ltd.,*** as of ***December 31, 2001*** are true and correct.

Mindy Berman

Signature

V.P. AND ASSISTANT SECRETARY

Title

Jennifer Anne Cochran

Notary Public

Jennifer Anne Cochran
NOTARY PUBLIC
My commission expires Sept. 22, 2005

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Operations.
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Shareholder's Equity.
- (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ✓ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Consolidated Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ✓ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Annual Audit Report

For the period from January 1, 2001 to December 31, 2001

Key Global Advisors Ltd.
(Name of Respondent)

30 Federal Street
Boston, Massachusetts 02110
(Address of principal executive office)

Mr. Carl R. Vercollone
President
Key Global Advisors Ltd.
30 Federal Street
Boston, Massachusetts 02110
Telephone No. (617) 654-2707

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Financial Statements and Schedules

Key Global Advisors Ltd.

December 31, 2001

The following financial statements and schedules of Key Global Advisors Ltd. are submitted herewith:

Statement of financial condition—December 31, 2001

Statement of income—Year ended December 31, 2001

Statement of changes in shareholder's equity—Year ended December 31, 2001

Statement of cash flows—Year ended December 31, 2001

Notes to financial statements

Schedule I—Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission—December 31, 2001

Schedule II—Computation for determination of reserve requirements and information relating to possession or control requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission—December 31, 2001



■ **Ernst & Young LLP**
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

■ Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Board of Directors
Key Global Advisors Ltd.

We have audited the accompanying statement of financial condition of Key Global Advisors Ltd. (the Company) as of December 31, 2001, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Key Global Advisors Ltd. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 15, 2002

Key Global Advisors Ltd.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 19,373,559
Intercompany receivable, net – Parent	4,076,150
Total assets	$ 23,449,709
Liabilities and shareholder's equity	
Liabilities:	
Income taxes payable—Parent	$ 4,199,095
	4,199,095
Shareholder's equity:	
Common stock, no par value; 500 shares authorized, issued and outstanding, at stated value	5,000
Additional paid-in capital	3,050
Retained earnings	19,242,564
	19,250,614
Total liabilities and shareholder's equity	$ 23,449,709

See notes to financial statements.

Key Global Advisors Ltd.

Statement of Income

Year ended December 31, 2001

Revenues	
Commissions and fees	$ 16,198,550
	16,198,550
Expenses	
Salaries, commissions and benefits	4,548,860
Occupancy and equipment	331,522
Professional fees	107,365
Communications	10,813
Travel and entertainment	177,564
Other	208,770
	5,384,894
Income before income taxes	10,813,656
Income taxes-current:	
Federal	3,404,409
State	1,086,772
	4,491,181
Net income	$ 6,322,475

See notes to financial statements.

Key Global Advisors Ltd.

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 5,000	$ 3,050	$ 12,920,089	$ 12,928,139
Net income			6,322,475	6,322,475
Balance at December 31, 2001	$ 5,000	$ 3,050	$ 19,242,564	$ 19,250,614

See notes to financial statements.

Key Global Advisors Ltd.

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	$ 6,322,475
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Decrease in intercompany receivable—Parent	6,340,547
Increase in current taxes payable—Parent	724,005
Increase in cash	13,387,027
Cash at beginning of year	5,986,532
Cash at end of year	$ 19,373,559

See notes to financial statements.

Key Global Advisors Ltd.

Notes to Financial Statements

December 31, 2001

1. Organization

Key Global Advisors Ltd. (the Company) is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). All shares of common stock outstanding are owned by Key Corporate Capital Inc. (the Parent), which is a wholly-owned subsidiary of KeyCorp. The Company was incorporated July 11, 1997 and began operations as a registered broker dealer on August 1, 1998.

2. Significant Accounting Policies

Cash represents cash on deposit at KeyBank, National Association, an affiliate.

Commissions and fees are recorded as the income is earned and the related services are performed.

The results of the Company's operations are included in the consolidated tax returns filed by the Parent. The policy under the tax sharing agreement is to allocate income taxes to subsidiaries on a separate return basis, which includes any tax credit or carryovers and carrybacks subject to recognition of such items on a consolidated basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

A significant portion of the Company's expenses are the result of allocations of expenses from the Parent. For 2001, those expenses totaled $5,384,894 allocation of such costs is based on management's estimate of the Company's proportionate share of related costs. In the opinion of the Company's management, such allocations are reasonable.

3. Related Party Transactions (continued)

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under a non-contributory pension plan, postretirement health care and life insurance plans and a stock purchase and savings plan established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees, are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2001 the Company's allocated cost was $112,593.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by KeyCorp. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. The Company files separate state tax returns.

The income tax expense includes:

Currently payable:	
Federal	$ 3,345,353
State	1,086,772
Deferred:	
Federal	59,056
State	-
	$ 4,491,181

Cash paid to the Parent for income taxes was $1,337,176 during the year ended December 31, 2001.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission to maintain minimum net capital, as defined. At December 31, 2001, the Company was required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company's net capital was $15,174,464, an excess of $14,894,524 over the required net capital. At December 31, 200, the Company's ratio of aggregate indebtedness to net capital was 28%.

6. Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments and sales contracts. Transactions relating to such commitments which were open at December 31, 2001 have subsequently settled and had no material effect on the Company's financial condition.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

Key Global Advisors Ltd.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital	
Total shareholder's equity from statement of financial condition	$ 19,250,614
Non-allowable assets:	
Receivables from affiliates	4,076,150
Net capital before haircuts on security positions	15,174,464
Haircuts on securities	-
Net capital	$ 15,174,464
Aggregate indebtedness	$ 4,199,095
Computation of basic net capital requirement	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or minimum dollar net capital requirement)	$ 279,939
Excess net capital	$ 14,894,525
Excess net capital at 1,000%	$ 14,754,554
Percentage of aggregate indebtedness to net capital	28%

There are no reconciling items between the net capital as reported in the Company's Form X-17A-5 Part II filed January 22, 2002 (unaudited) and the above computation.

Key Global Advisors Ltd.

Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Key Global Advisors Ltd. is not required to present the schedules "Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3" and "Information for Possession or Control Requirements pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) and (k)(2)(ii) of the Rule.



■ Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

■ Phone: (216) 861-5000
www.ey.com

Board of Directors
Key Global Advisors Ltd.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Key Global Advisors Ltd. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 15, 2002